Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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email address
jgallant@graubard.com

September 3, 2021

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Motion Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 17, 2021
File No. 333-257681

Ladies and Gentlemen:

On behalf of Motion Acquisition Corp. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated August 31, 2021, relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment No. 1”). Captions and page references herein correspond to those set forth in Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 Filed on August 17, 2021

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus Sensitivity Analysis, page 20

1.	We note your response to prior comments 1 and 4 and re-issue them in part. Please expand your sensitivity analysis to include the impact of redemptions on the per share value under each of the redemption scenarios and include the effect of the underwriting fee on such per share value at each redemption level presented.

We have revised the disclosure on page 21 of the Registration Statement as requested.

GRAUBARD MILLER

Securities and Exchange Commission

September 3, 2021

Proposal No. 1 - The Business Combination Proposal

Motion’s Board of Directors’ Reasons for Approval of the Business Combination, page 114

2.	We note your revised disclosure in response to prior comment 19 and reissue it in part. We note your disclosure on page 110 that Motion’s management had several calls with Barclays to validate and modify the proposed set of publicly listed comparable companies that was initially provided by DocGo. We also note your disclosure here that in valuing DocGo’s business, Motion’s Board gave considerable weight to the valuations experienced by comparable publicly traded companies in the telehealth and associated sectors of the healthcare industry. Please revise your disclosure to disclose the set of comparable publicly traded companies initially provided by DocGo and discuss the rationale for modifying such list, including the reasons any companies were excluded or additional companies included in the modified list.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 109, 114 and 115 of the Registration Statement as requested.

Background of the Proposed Transaction

Certain Forecasted Financial Information for DocGo, page 117

3.	The revised disclosure provided in response to prior comment 20 addresses changes that have occurred since the forecasts were developed for the Mobile Health segment. Revise this disclosure to also address any changes that have affected the Transportation Services segment.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 117 and 118 of the Registration Statement as requested.

4.	Disclosure on page 118 states that the revenues from leased hour contracts will be driven by the number of markets in which DocGo operates and how successful DocGo is in obtaining such contracts. Clarify the assumptions that were used to derive the projections for revenues from leased hour contracts.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 118 and 119 of the Registration Statement as requested.

U.S. Federal Income Tax Considerations, page 145

5.	We note your response to prior comment 38 and reissue the comment in part. Please revise your disclosure to clearly express an opinion on the tax treatment of the merger and the related transactions. If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. If there is uncertainty regarding the tax treatment, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. In that regard, we note that Section 1.14 of the merger agreement provides that the parties intend that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and your revised disclosure on page 147 that the parties have agreed to report the merger in a manner consistent with such tax treatment so that the merger may qualify as a “reorganization” within the meaning of Section 368 of the Code. Refer to Item 601(b)(8) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 145 and 147 of the Registration Statement and filed a tax opinion with Amendment No. 2 as requested.

GRAUBARD MILLER

Securities and Exchange Commission

September 3, 2021

DocGo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 204

6.	Based on the revised disclosure in response to prior comment 36, it is not clear what supporting factors you believe are relevant in explaining differences between the values of recently granted stock-based awards compared to the fair value implied by the proposed business combination. Provide us with a more comprehensive explanation of the factors you believe support these differences. In addition, provide us with information necessary to compare the weighted average grant date fair value per share for stock options granted during the periods ended June 30, 2021 and December 31, 2020 to their equivalent fair value as implied by the proposed business combination.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 204, 205 and 206 of the Registration Statement as requested.

7.	It does not appear that the expanded disclosure in response to prior comment 37 adequately describes the nature of the material assumptions used to calculate the fair value of DocGo’s stock-based awards. Please revise to provide this type of information.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 206 of the Registration Statement as requested.

Audited Financial Statements of Ambulnz, Inc. and Subsidiaries Notes to Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-77

8.	We note the disclosure added in response to prior comment 45 indicating that all transaction prices are fixed and determinable. We also note the accounting policy description retains the disclosure regarding estimated contractual allowances for claims subject to contracts with responsible paying entities. Please revise your disclosure further to provide a clearer explanation of the nature of these contractual allowances based on their typical characterization in DocGo’s contracts with its customers.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in the healthcare industry, a “contractual allowance,” also sometimes referred to as a “contractual adjustment,” represents the difference between what a provider bills for services rendered versus what it will contractually be paid, based upon the terms of its contracts with third party insurers and/or government programs. In most cases, the reimbursable amount is lower than the gross billed amount, typically explained in the Explanation of Benefits (“EOB”) statements. For example, the EOB will typically identify the maximum allowable rate for services provided with a deduction for the contractual allowance, resulting in the final amount due to the provider. For the purpose of illustration, the maximum allowable rate for a DocGo transport may be $1,000, and per regulations a claim must be submitted for the maximum allowable rate to the customer’s insurance company. In this example, the contracted rate for this service, based upon the contract between DocGo and the insurance company, is $750, and the contractual allowance is $250. It is important to note that contractual allowance is a healthcare billing term, and not an accounting term. For the purposes of revenue recognition, the Company records as revenue the contracted rate with the payor (in the example above, $750). The Company has further clarified how DocGo’s revenues are recorded based on its contractual terms with payors in its disclosure on pages 203, F-50 and F-77 of the Registration Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	Michael Burdiek, CEO